August 16, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE.

Washington, D.C. 20549

Attention: Doris Stacey Gama and Laura Crotty

Re:	Traws Pharma, Inc.
Registration Statement on Form S-3
Filed July 1, 2024
File No. 333-280642

Ladies and Gentlemen:

Set forth below are the responses of Traws Pharma, Inc. (“we” or the “Company”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 15, 2024, with respect to the Registration Statement on Form S-3 (the “Registration Statement”). For your convenience, we have restated the Staff's comment from the July 15, 2024 letter below in its entirety in bold font, followed by the response from the Company.

Registration Statement on Form S-3

General

1.	We note that on April 1, 2024 you acquired Trawsfynydd Therapeutics, Inc. As part of the merger transaction, the company distributed to Traws Pharma, Inc. stockholders of record a non-transferrable contingent value right relating to the disposition or monetization of Traws Pharma, Inc.’s legacy business assets. Given these circumstances, please tell us your basis for concluding that you are eligible to use Form S-3. For guidance in responding, please see Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 and Release No. 33-11265 (Jan. 24, 2024) at n. 943 in the Shell Company Business Combinations and the Securities Act of 1933, as well as Compliance Disclosure Interpretations, Securities Act Forms, Question 115.18.

Response and Current Legal Standard

In response to the Staff’s comment, the Company respectfully submits that it has not been and is not a shell company. A shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Exchange Act”), is a company that has (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

No or Nominal Operations

The Company has had operations at all times since its IPO in July 2013. Prior to the merger (the “Merger””) with Trawsfynydd Therapeutics, Inc. (“Trawsfynydd”) on April 1, 2024, the Company operated as a clinical-stage biopharmaceutical company focused on discovering and developing products for patients with cancer. Release Nos. 33-8587 (addressing what constitutes a shell company) states that shell companies “do not operate businesses and, hence, rarely have employees.” In contrast, the Company spent approximately $9.3 million on the development of its product candidates during the 12 months prior to the Merger, including $1.9 million during the three months ended March 31, 2024. Employee compensation expense during the 12 months ended March 31, 2024 was approximately $6.8 million. At the time of the Merger, the Company employed 17 persons.

For the three months ended March 31, 2023 and March 31, 2024 (the day before the merger with Trawsfynydd closed), the Company’s operating expenses associated with these operating activities (i.e., research and development expenses, plus general and administrative expenses) totaled approximately $6.2 million and $5.3 million, respectively. In light of these operating activities and corresponding expenses, we would respectfully submit that the Company’s operations at all times through the Merger were substantial and do not qualify as “nominal” in order for the Company to be deemed a shell company. In addition, after the Merger, the Company continued and continues to develop products for patients with cancer.

As disclosed in the Company’s definitive proxy statement filed with the Commission on August 9, 2024 (the “Proxy Statement”), following the Merger, “the Company will primarily pursue the development of four compounds that are all at the clinical stage. Two compounds represent the assets that were acquired from Trawsfynydd in the Merger: tivoxavir marboxil (TRX100) and ratutrelvir (TRX01); and two compounds are legacy assets from the Company: narazaciclib and rigosertib.

The Company expects to use the proceeds from the [contemporaneous private placement], along with the Company’s existing cash before the [Merger], as follows:

•	Approximately $6 million for the completion of the Phase 1 clinical trial in Australia of TRX100;

•	Approximately $6 million for the completion of the Phase 1 clinical trial in Australia of TRX01;

•	Approximately $3 million for two investigator-initiated studies in the United States of narazaciclib; and

•	Approximately $1 million for the ongoing development of rigosertib.”

In addition, as disclosed in the Proxy Statement, one of the reasons for the Merger was that the combined company “would have significantly greater financial resources and additional funding opportunities to fund in the near-term development of the combined company’s anti-viral and oncology product candidates.” The Company’s expectation is that the combined company with four product candidates being developed would have additional near term milestones, particularly in the anti-viral programs, that will help fund the continuing development of the anti-viral programs and the longer term oncology clinical programs.

Before considering the second prong of the shell company test (i.e., no/nominal assets), we would note that the prongs are conjunctive, such that both prongs must be met for a company to be deemed a shell company. Accordingly, we would respectfully submit that solely on the basis of its operations through the closing of the Merger (and since that time), the Company should not be deemed to be a shell company. However, we would submit that the Company also fails the asset test for shell company status, as described below.

No or Nominal Assets

As of March 31, 2024 and March 31, 2023, the Company had total assets (excluding cash, cash equivalents, marketable securities and restricted cash) of approximately $1.8 million and $0.8 million, respectively. Moreover, we would note that the book value of the Company’s assets reflected on the balance sheet do not reflect the fair value of the Company’s drug development programs, which had been expensed as incurred as in-process research and development in accordance with GAAP.

As referenced above, prior to the Merger, the Company operated as a clinical-stage biopharmaceutical company focused on discovering and developing products for patients with cancer. These activities were being conducted prior to the Merger and continue after the Merger closed. As the Company states in the Registration Statement, following the Merger, the Company now, in addition to aiming to address unmet medical needs in cancer, also works to address unmet medical needs in respiratory viral diseases. The viral respiratory disease program includes a single oral dose CAP dependent inhibitor candidate for influenza, and an oral antiviral candidate designed to target mPro protease without the need for a CYP inhibitor for SARS-CoV-2, both of which were acquired as part of the Merger. In the cancer program, the Company is developing the novel, proprietary multi-kinase CDK4-plus inhibitor narazaciclib for refractory endometrial cancer and potentially for other cancers, which was in development prior to the Merger.

Narazaciclib is a product candidate in the field of oncology with potential for use in multiple solid tumors In Q2 2024, the Company completed Phase 1/2 dose escalation studies for narazaciclib, evaluated both as a monotherapy and in combination with letrozole in patients with recurrent metastatic low-grade endometrioid endometrial cancer and other gynecologic malignancies. The studies were designed to define the dose limiting toxicity and maximally tolerated dose that should result in the recommended Phase 2 dose for further clinical trials. The next steps for narazaciclib will utilize an investigator sponsored trial (“IST”) strategy.

Upcoming milestones include:

•	Release of topline data from the recently completed Phase 1/2 dose escalation studies at an upcoming medical meeting, and

•	Identify the recommended Phase 2 dose and initiation of ISTs in multiple myeloma, breast cancer and other indications in H2 2024 and beyond.

Rigosertib in the field of oncology has potential for use in the ultra-rare disease, advanced squamous cell carcinoma complicating recessive dystrophic epidermolysis bullosa (RDEB-associated SCC, or RDEB).

The Company been utilizing an IST strategy to develop rigosertib in this ultra rare disease. Data from these studies have been presented at international medical meetings including the Society for Investigative Dermatology held in July, 2024 which highlighted ongoing studies conducted at the University Hospital in Salzburg, Austria and Thomas Jefferson University, Philadelphia, PA. The Company has been encouraged by the ongoing investigator interest for rigosertib and support the IST-led RDEB program, including compassionate use filings in both the USA and other countries.

As indicated in a letter to the Nasdaq Listing Qualifications Department regarding the nonoccurrence of a change of control of Onconova Therapeutics, Inc. (“Onconova”, now known as Traws Pharma, Inc.) under Nasdaq Marketplace Rule 5110(a), the combined Company has always intended to work on developing both the Company’s and Trawsfynydd’s product candidates. The Nasdaq Listing Qualifications Department concurred with the Company’s determination that the Merger would not constitute a change of control of the Company under Nasdaq Rule 5110(a).

CVRs and Referenced Releases

At the time of the Merger on April 1, 2024, the Company entered into a CVR agreement with its legacy stockholders in order to distribute proceeds relating to any disposition or monetization of the legacy cancer products, narazaciclib and rigosertib, following the closing of the Merger. While the contingent value rights (“CVRs”) provide potential upside for the legacy stockholders, the Company intends to continue to develop narazaciclib and rigosertib, along with tivoxavir marboxil (TRX100) and ratutrelvir (TRX01), the two assets acquired in the merger from Trawsfynydd, and has no current plans to dispose of either legacy asset.

CVRs have the potential to capture benefits of pre-merger assets for the pre-merger stockholders and are commonly used in merger transactions as a tool to capture as much value as possible for pre-merger stockholders and to simplify negotiations by avoiding the need to mutually agree on an asset value. In this case, the use of a CVR is not a sham transaction intended to temporarily park assets in a company to avoid shell company status only to revert them back to promoters at a later date (e.g., the abusive transaction highlighted in note 32 of Release Nos. 33-8587). The Company respectfully submits that it did not and has not entered into any agreement to materially dispose of such legacy assets as highlighted in note 943 of Release Nos. 33-11265 and that the Company has always intended to pursue its legacy business.

Totality of the Transactions

In looking at the totality of the transactions, we also wanted to note that following the Merger, Dr. Steven M. Fruchtman, the Company’s prior Chief Executive Officer, remained with the Company as Chief Scientific Officer, Oncology, the Company’s Chief Medical Officer, Dr. Victor Moyo, remained with the Company as Chief Medical Officer, Oncology, and Mark Guerin remained with the Company in his role of Chief Financial Officer, although Dr. Fruchtman subsequently resigned. The Company’s new Chief Executive Officer, Werner Cautreels, was not previously affiliated with either the Company or Trawsfynydd.

We also note that Onconova is deemed to be the accounting acquirer of Trawsfynydd for GAAP purposes. Accordingly, Onconova’s historical financial statements will continue to be the financial statements for the combined business on a going-forward basis. Furthermore, Trawsfynydd’s audited financial statements and accompanying notes of Trawsfynydd as of and for the years ended December 31, 2023 and 2022, and their unaudited financial statements and accompanying notes as of and for the three months ended March 31, 2024 and 2023, were all provided in Form 8-K/A, filed with the SEC on June 17, 2024.

Based on the above facts, we do not believe that the Company is a shell company as defined in the Exchange Act nor was it a shell company at any relevant time for determining its eligibility to register its securities on Form S-3.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your review, please contact me at 617-610-4711.

Sincerely,

/s/ Werner Cautreels
Werner Cautreels
Chief Executive Officer

Cc:          Joanne R. Soslow